UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

         1-15597

SEC File Number

       515097 10 3

CUSIP Number

[ x ] Form 10-K  [  ] Form 20-F  [   ] Form 11-K  [   ] Form 10-Q  [  ] Form N-SAR

For the period ended:  December 31, 2001

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the transition period ended:

Read attached instruction sheet before preparing form.  Please Print or Type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  This filing relates to the entire Form 10-KSB for the annual period ended December 31, 2001.

Part I - Registrant Information

Full Name of Registrant:

LandStar, Inc.

Former Name if Applicable:

Address of Principal Executive

Office (Street and Number):

15825 N. 71st Street, Suite 205

City, State and Zip Code

Scottsdale, AZ  85254

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [ x  ]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

Part III - Narrative

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Explanation:

The Form 10-KSB for LandStar, Inc. (the “Company”) has been accumulated and has been sent to the Company’s external auditors for their review.  The auditors do not feel that they have been given adequate time to review the entire package. An acquisition has occurred subsequent to the period being reported and a new credit facility has been closed on. The auditors and the Company’s senior management and directors need additional time to review the transactions to ensure they are properly disclosed in the document.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification:

Michael F. Jones - (480) 368-2245

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If the answer is no, identify the reports.

[ x ] Yes

[   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes

[   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change:

The results of operations for the year ended December 31, 2001 will differ significantly from those results of the prior year.  In prior years, the Company was classified as a development stage entity.  Therefore, it had zero revenue, four employees and all costs were research and development or general and administrative.  On January 8, 2001, the Company started managing a company and has purchased that entity subsequent to the year reported in this report. The Company will report management fee income of $1,320,000 for the current year and in prior years had zero income. Total expenses for this year will approximate $5,421,000 whereas in the prior year total expenses were $2,434,396. The Company brought on additional personnel to manage the company they have since acquired and had several other expenses that need adequate explanation. The Company’s loss for the year will approximate $4,031,000, whereas last year’s loss was $2,434,396.

LandStar, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 28, 2002

 /s/ Michael F. Jones

Michael F. Jones, Vice President and Chief Financial Officer

March 28, 2002

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

LandStar, Inc. Form 12b-25 Notification of Late Filing

Commission File No.:

1-15597

Ladies and Gentlemen:

On behalf of LandStar, Inc. (the "Company"), pursuant to Regulation S-T under the Securities Act of 1933, as amended (the "Act"), and the General Instructions to Form 12b-25, the Company's Form 12b-25 is being transmitted herewith.

Any questions or comments may be directed to the undersigned at (480) 368-2245.

Very truly yours,

/s/ Michael F. Jones

Vice President and Chief Financial Officer